SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
March, 2005	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F X                                     Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________                             No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Total Number of pages is 3

Birch Mountain Announces Grant of Options

CALGARY, March 8, 2005-Birch Mountain Resources Ltd. (BMD: TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Company") has granted a total of 1,290,000 options, including 1,100,000 options to directors and officers, with an exercise price of $2.48, exercisable for a period of five years.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Vice President & Director	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

March 9, 2005

BIRCH MOUNTAIN RESOURCES LTD.

/s/ Douglas J. Rowe
DOUGLAS J. ROWE
President and CEO